SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

USANA Health Sciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90328M107
(CUSIP Number)

Dr. Myron W. Wentz
3838 West Parkway Boulevard
Salt Lake City, Utah 84120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2008**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This Amendment No. 1 to Schedule 13D is being filed to update the information set forth in the original Schedule 13D filed on May 23, 2008 (the “Original Schedule 13D”) to reflect, among other things, transactions that have occurred since the filing of the Original Schedule 13D.

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,025,753(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,025,753(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025,753(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Schedule 1 to this Amendment No. 1 sets forth (i) the number of Shares beneficially owned by the Reporting Persons and/or Gull Holdings (as hereinafter defined) as of July 16, 2008, (ii) certain information with respect to one percent or greater changes to the beneficial ownership percentage of the ultimate beneficial owner, Dr. Myron W. Wentz, after July 16, 2008, including beneficial ownership following each such change, and (iii) transactions during the 60-day period prior to each of July 16, 2008, the date of each such change and the date of this Amendment No. 1.

2

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,025,753(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,025,753(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025,753(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Schedule 1 to this Amendment No. 1 sets forth (i) the number of Shares beneficially owned by the Reporting Persons and/or Gull Holdings as of July 16, 2008, (ii) certain information with respect to one percent or greater changes to the beneficial ownership percentage of the ultimate beneficial owner, Dr. Myron W. Wentz, after July 16, 2008, including beneficial ownership following each such change, and (iii) transactions during the 60-day period prior to each of July 16, 2008, the date of each such change and the date of this Amendment No. 1.

3

Explanatory Note:

This Amendment No. 1 (this “Amendment No. 1”) amends and restates the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”) by Myron W. Wentz (“Dr. Wentz”) and Gull Holdings, Ltd., an Isle of Man company indirectly owned and controlled by Dr. Wentz (“Gull Holdings”), together with certain other reporting persons named in the Original Schedule 13D (Dr. Wentz, Gull Holdings and such other reporting persons, collectively, the “Original Reporting Persons”), relating to the common stock, $0.001 par value per share, of USANA Health Sciences, Inc., a Utah corporation. As a result of the termination of the Offer (as defined below) on July 16, 2008, the Original Reporting Persons ceased to be a group (as disclosed in Item 11 of Amendment No. 8 to the Schedule TO filed by the Original Reporting Persons with the Commission on July 16, 2008 in connection with the Offer) and the Original Reporting Persons other than Dr. Wentz and Gull Holdings ceased to be reporting persons for purposes of this Schedule 13D. As a result of the Gull Reorganization (as defined below), on or about November 29, 2013, Gull Global Limited, a company incorporated under the laws of the Commonwealth of The Bahamas that is indirectly wholly owned and controlled by Dr. Wentz (“Gull Global”), became a reporting person for purposes of this Schedule 13D, and on or about April 1, 2015, Gull Holdings ceased to be a reporting person for purposes of this Schedule 13D.

This Amendment No. 1 to Schedule 13D is being filed to update the information set forth in the Original Schedule 13D to reflect, among other things, transactions that have occurred since the filing of the Original Schedule 13D. This Amendment No. 1 reflects changes to Items 2, 3, 4, 5 and 7 of the Original Schedule 13D.

The Reporting Persons inadvertently filed a Schedule 13G on May 21, 2018 relating to their ownership of Common Stock. This Amendment No. 1 supersedes that Schedule 13G.

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $0.001 per share (“Shares”), of USANA Health Sciences, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.

Item 2.	Identity and Background.

(a) – (c) and (f)

This Amendment No. 1 is being jointly filed by Gull Global and Dr. Wentz (collectively, the “Reporting Persons”).

Gull Global is a company formed under the laws of the Commonwealth of The Bahamas that serves as an investment vehicle for Dr. Wentz. Gull Global is wholly owned by the Gull Trust, a trust governed under the laws of The Bahamas that is administered for the benefit of Dr. Wentz and other beneficiaries, and the assets of which, including Gull Global, are controlled by Dr. Wentz.

The directors of Gull Global are Baraterre Limited and Tarpumbay Limited, each of which is a corporate services company organized under the laws of The Bahamas. The directors of each of Baraterre Limited and Tarpumbay Limited are Ann Chea, Dexter Duvailier and Georgette Dahl-Butler, each of whose principal occupation is a trust manager for J.P. Morgan Trust Company (Bahamas) Limited, and each of whom is a citizen of The Bahamas. The principal office of Gull Global and the business address of each of its directors and of the directors of its corporate directors is Bahamas Financial Center, 2nd Floor, Shirley & Charlotte Streets, P.O. Box N-4899, Nassau, N.P., Bahamas. To the knowledge of the Reporting Persons, none of the directors of Gull Global or of any of its corporate directors beneficially owns any Shares.

4

Dr. Wentz is the founder and current Chairman of the Board of the Issuer. Dr. Wentz indirectly controls Gull Global through the Gull Trust. Dr. Wentz is a citizen of St. Kitts and Nevis. His business address is 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.

(d) – (e)             During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the directors or officers of any Reporting Person or of any corporate director of a Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

On May 13, 2008, the Original Reporting Persons announced their intention to commence a tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer not owned by the Original Reporting Persons for $26.00 per share in cash through Unity Acquisition Corp., a newly formed acquisition vehicle (“Unity Acquisition”). On July 16, 2008, Gull Holdings and Unity Acquisition issued a press release announcing the termination of the Offer and disclosing that no Shares were accepted for payment by the Purchaser in connection with the Offer. As a result of the termination of the Offer on July 16, 2008, the Original Reporting Persons ceased to be a group (as disclosed in Item 11 of Amendment No. 8 to the Schedule TO filed by the Original Reporting Persons with the Commission on July 16, 2008 in connection with the Offer) and the Original Reporting Persons other than Dr. Wentz and Gull Holdings ceased to be reporting persons for purposes of this Schedule 13D.

From July 16, 2008 through November 13, 2013, Gull Holdings sold an aggregate of 1,263,285 Shares (not including Shares sold in cashless exercises, or following receipt upon exercise, of equity compensation Options (as defined below) and SSARs (as defined below) in open market transactions for aggregate gross proceeds of approximately $53,472,263.81.

On July 21, 2008, the Issuer granted to Dr. Wentz equity incentive compensation in the form of stock-settled stock appreciation rights relating to 500,000 Shares (the “SSARs”), with an exercise price of $26.06 per Share. At various times between September 14, 2012 and March 4, 2014, Dr. Wentz exercised the SSARs, which had an aggregate market value of $25,298,771.50 at the time of exercise, and received an aggregate of 233,342 Shares (which were sold in open market transactions in connection with settlement of such exercises).

Between November 2013 and April 2015, Dr. Wentz changed the form of his indirect ownership of the Shares deemed beneficially owned by him by causing Gull Holdings to transfer all of the Shares held by it to Gull Global (the “Gull Reorganization”). To effect the Gull Reorganization, (i) on or about November 29, 2013 Gull Global, which at the time was indirectly wholly owned by the Gull Trust and controlled by Dr. Wentz, acquired 131,788 Shares as a contribution from Gull Holdings, and Gull Global thereby became a reporting person for purposes of this Schedule 13D, (ii) on or about February 20, 2014, Gull Global acquired 100% of the share capital of Gull Holdings, and thereby acquired indirect beneficial ownership of the remaining Shares owned directly by Gull Holdings, and (iii) on or about April 1, 2015, Gull Holdings transferred to Gull Global 6,443,322 Shares and Gull Holdings ceased to be a reporting person for purposes of this Schedule 13D.

5

From April 9, 2014 through May 1, 2018, Gull Global sold an aggregate of 1,698,167 Shares (not including Shares sold in cashless exercises, or following receipt upon exercise, of equity compensation Options and SSARs) in open market transactions for aggregate gross proceeds of approximately $129,591,734.18.

Between December 4, 2014 and December 9, 2014 Dr. Wentz exercised, in cashless exercise transactions, options for 280,000 Shares, which he had been granted as equity compensation in 2005, which had an aggregate market value of $28,876,643.71 at the time of exercise and resulted in aggregate net cash proceeds of $12,534,370.59 to Dr. Wentz. The options had an exercise price of $39.18 per share.

From time to time between May 7, 2009 and April 2, 2018 the Reporting Persons also made charitable donations and other gifts of an aggregate of 625,300 Shares.

Schedule 1 to this Amendment No. 1, which is incorporated herein by reference, sets forth (i) the number of Shares beneficially owned by the Reporting Persons and/or Gull Holdings as of July 16, 2008, (ii) certain information with respect to one percent or greater changes to the beneficial ownership percentage of the ultimate beneficial owner, Dr. Wentz, after July 16, 2008, including beneficial ownership following each such change, and (iii) transactions during the 60-day period prior to each of July 16, 2008, the date of each such change and the date of this Amendment No. 1. The beneficial ownership amounts on Schedule 1 for the period from November 22, 2016 reflect a two-for-one stock split of the Shares declared by the Issuer on October 25, 2016 and distributed in the form of a stock dividend on November 22, 2016 to holders of record as of November 14, 2016.

Since the termination of the Offer, the Reporting Persons have held (and, until Gull Holdings ceased to be a reporting person for purposes of this Schedule 13D, Gull Holdings held), and the Reporting Persons intend to continue to hold, their Shares for investment purposes. However, the Reporting Persons have sold and will continue to sell, some of their Shares through sales in the open market, in privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, for liquidity purposes. Some of such sales have been made, and the Reporting Persons expect that some of their future sales will be made, pursuant to Rule 10b5-1 trading plans. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

Item 5.	Interest in Securities of the Issuer.

(a)         Gull Global is the beneficial owner of 11,025,753 Shares, constituting approximately 45.8% of the outstanding Shares. This beneficial ownership percentage is based on 24,176,523 Shares outstanding as of May 4, 2018 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 9, 2018. Dr. Wentz is deemed to be the beneficial owner of the 11,025,753 Shares held by Gull Global, constituting approximately 45.8% of the outstanding Shares.

(b)         The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

6

(c)         Schedule 1 to this Amendment No. 1, which is incorporated herein by reference, sets forth certain information with respect to (i) changes in the number of Shares beneficially owned by the ultimate beneficial owner, Dr. Wentz, by an amount equal to one percent or more of the outstanding Shares, including beneficial ownership following each such change, since July 16, 2008, and (ii) transactions during the 60-day period prior to each of July 16, 2008, the date of each such change and the date of this Amendment No 1. Except for the transactions set forth on Schedule 1 to this Amendment No. 1, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the directors of Gull Global or any director of any of its corporate directors, have effected any transactions in the Shares during the 60-day period prior to any of July 16, 2008, the date of any such change or the date of this Amendment No. 1. The beneficial ownership amounts on Schedule 1 to this Amendment No. 1 for the period from November 22, 2016 reflect a two-for-one stock split of the Shares declared by the Issuer on October 25, 2016 and distributed in the form of a stock dividend on November 22, 2016 to holders of record as of November 14, 2016.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 1:

Exhibit A	Joint Filing Agreement

7

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2018

Gull Global Limited

By:	/s/ Sharon Greene-Evans Selwyn Richardson
Name:	Sharon Greene-Evans Selwyn Richardson
Title:	The Authorized Signatories of Baraterre Limited & Tarpumbay Limited Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Myron W. Wentz

8

SCHEDULE 1

TRANSACTIONS IN THE SHARES

The following tables set forth certain information with respect to (i) changes in the number of Shares beneficially owned by the ultimate beneficial owner of the Shares covered by this Schedule 13D, Dr. Wentz, by an amount equal to one percent or more of the outstanding Shares, including beneficial ownership following each such change, since July 16, 2008, and (ii) transactions during the 60-day period prior to each of July 16, 2008, the date of each such change and the date of this Amendment No. 1. Asterisks indicate dates when the Reporting Persons’ beneficial ownership percentage changed by one percent or more.

Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range	Amount of Securities Beneficially Owned Following Transaction (3)	Percent of Class (4)	Securities Outstanding (4)
7/16/2008	0	N/A	-	8,582,452	51.4%	16,413,000
11/11/2008*	50,000	$35.25	-	8,488,185	53.6%	15,446,733
10/13/2010	3,500	$40.06	-	8,613,040	52.7%	15,760,000
11/10/2010*	10,500	$43.51	-	8,602,540	52.0%	15,968,838
6/13/2012	7,000	$39.86	$39.75 to $40.04	8,173,040	52.3%	14,857,757
7/11/2012*	7,000	$39.61	$39.54 to $39.73	8,166,040	54.0%	14,350,000
8/8/2012	7,000	$44.21	$44.00 to $44.86	8,159,040	53.6%	14,450,595
9/12/2012	7,000	$46.86	$46.77 to $46.97	8,152,040	53.5%	14,450,595
9/14/2012*	95,204	$46.29	$46.00 to $47.19	7,932,411(5)	52.5%	14,545,799
10/10/2012	7,000	$46.74	$46.61 to $46.85	7,925,411	52.6%	14,496,000
11/13/2012	62,400	$43.81	$43.80 to $43.89	7,863,011	52.5%	14,425,692
11/14/2012	37,600	$43.83	$43.80 to $43.91	7,825,411	52.2%	14,425,692
11/14/2012	7,000	$43.45	$43.428 to $43.56	7,818,411	52.2%	14,425,692
11/16/2012*	53,559	$44.51	-	7,689,160(5)	51.6%	14,479,251
11/20/2012	20,774	$43.90	-	7,638,040(5)	51.3%	14,500,025
11/20/2012*	7,918	$43.90	-	7,630,122	51.3%	14,500,025
11/21/2012	21,177	$43.76	$43.75 to $43.90	7,608,945	51.1%	14,500,025
11/23/2012	23,723	$43.96	$43.83 to $44.00	7,585,222	51.0%	14,500,025
11/26/2012	22,662	$43.76	-	7,562,560	50.8%	14,500,025
11/27/2012	51,673	$44.03	$44.00 to $44.20	7,510,887	50.5%	14,500,025
11/28/2012	8,670	$44.00	-	7,502,217	50.4%	14,500,025
12/10/2012*	170,158	$43.83	$43.25 to $43.92	7,332,059	49.3%	14,500,025
12/11/2012	127,000	$43.08	$42.91 to $43.42	7,205,059	48.4%	14,500,025
12/12/2012	166,892	$42.85	$42.49 to $43.25	7,038,167	47.3%	14,500,025
12/12/2012*	7,000	$43.15	$42.915 to $43.21	7,031,167	47.3%	14,500,025
1/9/2013*	7,000	$37.60	$37.50 to $37.80	7,024,167	49.5%	13,821,000
2/13/2013	7,000	$42.29	$42.08 to $42.80.	7,017,167	49.4%	13,821,000
3/13/2013*	7,000	$46.15	$45.705 to $46.825	7,010,167	50.5%	13,499,698
7/10/2013	7,000	$78.22	$78.16 to $78.64	6,982,167	50.0%	13,591,000
8/14/2013*	7,000	$80.34	$79.84 to $80.99	6,975,167	49.2%	13,789,643
3/3/2014	15,407	$72.06	$72.00 to $72.30	6,930,020(5)	48.5%	13,928,451
3/4/2014*	48,398	$72.90	$72.05 to $73.70	6,854,167(5)	48.1%	13,976,849
5/14/2014	6,580	$68.55	$68.05 to $69.04	6,841,530	-	13,922,660
5/14/2014	420	$69.14	$69.055 to $69.34	6,841,110	48.2%	13,922,660
6/11/2014	7,000	$74.69	$74.3850 to $75.00	6,834,110	48.1%	13,922,660
7/9/2014	3,143	$78.59	$78.05 to $79.045	6,830,967	-	13,404,000
7/9/2014*	3,857	$79.25	$79.0625 to $79.49	6,827,110	49.9%	13,404,000
8/13/2014	6,900	$69.98	$69.27 to $70.23	6,820,210	-	12,984,073
8/13/2014*	100	$70.18	$70.28 to $71.27	6,820,110	51.4%	12,984,073
9/10/2014	3,302	$70.93	$70.39 to $71.29	6,816,808	-	12,984,073
9/10/2014	3,365	$72.00	$71.41 to $72.39	6,813,443	-	12,984,073
9/10/2014	333	$72.63	$72.46 to $72.81	6,813,110	51.4%	12,984,073

9

Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range	Amount of Securities Beneficially Owned Following Transaction (3)	Percent of Class (4)	Securities Outstanding (4)
10/8/2014	4,981	$76.20	$75.77 to $76.75	6,808,129	-	12,370,000
10/8/2014*	2,019	$77.30	$76.81 to $77.62	6,806,110	53.8%	12,370,000
11/12/2014	2,600	$110.24	$109.55 to $110.51	6,803,510	-	12,314,038
11/12/2014	4,400	$110.91	$110.56 to $111.28	6,799,110	54.0%	12,314,038
12/4/2014	108,295	$104.98	$104.50 to $105.15	6,690,815(6)	53.1%	12,422,333
12/5/2014*	39,025	$104.53	$104.50 to $104.75	6,651,790(6)	52.8%	12,461,358
12/8/2014	36,925	$103.78	$103.375 to $104.6574	6,614,865(6)	52.5%	12,498,283
12/9/2014*	95,755	$100.21	$100.00 to $103.00	6,443,322(6)	51.2%	12,594,038
1/13/2016	2,300	$119.92	$119.30 to $120.255	6,416,810	-	12,488,000
1/13/2016	4,704	$120.78	$120.325 to $121.30	6,412,106	-	12,488,000
1/13/2016	1,501	$121.69	$121.33 to $122.20	6,410,605	-	12,488,000
1/13/2016	1,395	$122.86	$122.37 to $123.27	6,409,210	-	12,488,000
1/13/2016	100	$123.89	$123.88 to $123.90	6,409,110	51.3%	12,488,000
2/10/2016	100	$92.32	$92.32 to $93.31	6,409,010	-	12,488,000
2/10/2016	1,676	$93.91	$93.38 to $94.30	6,407,334	-	12,488,000
2/10/2016	1,924	$94.74	$94.455 to $95.44	6,405,410	-	12,488,000
2/10/2016	1,960	$96.02	$95.50 to $96.41	6,403,450	-	12,488,000
2/10/2016	2,069	$97.22	$96.73 to $97.54	6,401,381	-	12,488,000
2/10/2016	951	$98.27	$97.94 to $98.93	6,400,430	-	12,488,000
2/10/2016	920	$99.48	$98.96 to $99.91	6,399,510	-	12,488,000
2/10/2016	200	$100.31	$100.01 to $100.6	6,399,310	-	12,488,000
2/10/2016	200	$101.92	$101.51 to $102.33	6,399,110	51.2%	12,488,000
3/9/2016	1,800	$114.95	$114.39 to $115.35	6,397,310	-	11,944,164
3/9/2016	5,500	$115.80	$115.395 to $116.30	6,391,810	-	11,944,164
3/9/2016	1,728	$117.03	$116.51 to $117.50	6,390,082	-	11,944,164
3/9/2016*	972	$117.97	$117.62 to $118.40	6,389,110	53.5%	11,944,164
9/14/2016	9,268	$134.64	$134.08 to $135.07	6,329,842	-	12,037,579
9/14/2016	732	$135.11	$135.1 to $135.13	6,329,110	52.6%	12,037,579
10/12/2016	7,396	$146.17	$145.65 to $146.625	6,321,714	-	12,176,000
10/12/2016*	2,604	$146.85	$146.65 to $147.25	6,319,110	51.9%	12,176,000
3/8/2017	20,000	$57.15	$56.975 to $57.65	12,538,220 (7)	51.2%	24,504,413
4/3/2017	13,524	$57.22	$56.65 to $57.65	12,524,696	51.1%	24,523,000
4/4/2017	7,830	$56.56	$56.10 to $57.05	12,516,866	-	24,523,000
4/4/2017	2,210	$57.14	$57.10 to $57.2	12,514,656	51.0%	24,523,000
4/5/2017	7,525	$56.18	$55.65 to $56.55	12,507,131	-	24,523,000
4/5/2017	8,911	$56.84	$56.575 to $57.05	12,498,220	51.0%	24,523,000
5/1/2017	9,530	$55.55	$55.20 to $56.15	12,488,690	-	24,523,000
5/1/2017*	30,470	$56.66	$56.25 to $57.05	12,458,220	50.8%	24,523,000
8/1/2017	25,467	$56.52	$56.10 to $57.20	12,352,753	50.2%	24,624,000
8/2/2017	14,533	$56.71	$56.15 to $57.40	12,338,220	50.1%	24,624,000
9/1/2017	11,996	$58.83	$58.50 to $59.30	12,326,224	50.4%	24,445,394
9/5/2017	28,004	$58.23	$57.625 to $58.90	12,298,220	50.3%	24,445,394
9/5/2017*	136,400	$0.00	-	12,161,820	49.8%	24,445,394
10/2/2017	2,984	$56.95	$56.375 to $57.35	12,050,754	-	23,946,000
10/2/2017	23,165	$57.58	$57.375 to $57.80	12,027,589	50.2%	23,946,000
10/3/2017	10,184	$57.49	$56.80 to $57.75	12,017,405	-	23,946,000
10/3/2017	3,667	$57.90	$57.80 to $58.00	12,013,738	50.2%	23,946,000
10/26/2017	60,871	$67.39	$66.50 to $68.275	11,952,867	49.9%	23,946,000
10/27/2017	11,363	$67.26	$67.25 to $67.35	11,941,504	49.9%	23,946,000
10/30/2017	20,409	$66.07	$66.00 to $66.975	11,921,095	-	23,946,000
10/30/2017	800	$67.02	$67.00 to $67.025	11,920,295	49.8%	23,946,000
10/31/2017	3,292	$66.01	$66.00 to $66.10	11,917,003	49.8%	23,946,000
11/1/2017	17,007	$65.41	$64.85 to $65.775	11,899,996	-	23,946,000
11/1/2017	100	$65.85	$65.85 to $66.84	11,899,896	49.7%	23,946,000
11/2/2017	22,589	$65.02	$64.40 to $65.35	11,877,307	-	23,946,000

10

Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range	Amount of Securities Beneficially Owned Following Transaction (3)	Percent of Class (4)	Securities Outstanding (4)
11/2/2017	304	$65.40	$65.40 to $66.39	11,877,003	49.6%	23,946,000
11/9/2017	1,985	$66.01	$66.00 to $66.05	11,875,018	49.5%	23,992,549
11/13/2017	5,304	$66.01	$66.00 to $66.05	11,869,714	49.5%	23,992,549
11/14/2017	9,922	$66.00	-	11,859,792	49.4%	23,992,549
11/15/2017	11,835	$66.07	$66.05 to $66.10	11,847,957	49.4%	23,992,549
11/16/2017	80,172	$66.06	$66.00 to $66.3875	11,767,785	49.0%	23,992,549
11/17/2017	7,895	$66.03	$66.00 to $66.05	11,759,890	49.0%	23,992,549
11/20/2017*	39,751	$66.11	$66.00 to $66.275	11,720,139	48.8%	23,992,549
2/2/2018	2,453	$74.19	$73.60 to $74.55	11,543,200	-	24,024,000
2/2/2018	300	$74.66	$74.60 to $74.775	11,542,900	48.0%	24,024,000
2/5/2018	2,430	$71.36	$71.075 to $71.875	11,540,470	-	24,024,000
2/5/2018	4,914	$72.53	$72.15 to $73.10	11,535,556	-	24,024,000
2/5/2018	1,000	$73.32	$73.15 to $73.50	11,534,556	48.0%	24,024,000
2/6/2018	3,415	$70.21	$69.55 to $70.525	11,531,141	-	24,024,000
2/6/2018	23,711	$71.11	$70.60 to $71.55	11,507,430	47.9%	24,024,000
2/9/2018	300	$73.77	$73.50 to $73.90	11,507,130	-	24,024,000
2/9/2018	1,500	$74.89	$74.50 to $75.25	11,505,630	-	24,024,000
2/9/2018	184	$75.53	$75.50 to $75.55	11,505,446	47.9%	24,024,000
2/12/2018	8,081	$75.21	$74.70 to $75.65	11,497,365	-	24,024,000
2/12/2018	2,206	$76.04	$75.75 to $76.10	11,495,159	47.8%	24,024,000
2/13/2018	16,134	$75.46	$74.95 to $75.60	11,479,025	47.8%	24,024,000
2/14/2018	20,283	$75.63	$74.75 to $75.70	11,458,742	-	24,024,000
2/14/2018	13,922	$75.80	$75.75 to $75.90	11,444,820	47.6%	24,024,000
2/15/2018	7,760	$76.07	$75.65 to $76.60	11,437,060	-	24,024,000
2/15/2018	11,407	$76.90	$76.65 to $77.25	11,425,653	47.6%	24,024,000
3/1/2018	10,348	$75.67	$75.25 to $76.20	11,415,305	-	24,049,381
3/1/2018	1,602	$76.45	$76.35 to $76.50	11,413,703	47.5%	24,049,381
3/2/2018	25,872	$76.06	$75.40 to $76.35	11,387,831	-	24,049,381
3/2/2018	2,178	$77.12	$76.55 to $77.35	11,385,653	47.3%	24,049,381
3/8/2018	82,407	$81.24	$81.00 to $81.80	11,303,246	47.0%	24,066,524
3/9/2018	78,129	$81.19	$81.00 to $81.35	11,225,117	46.6%	24,066,524
3/12/2018	67,464	$80.84	$80.50 to $81.15	11,157,653	46.4%	24,066,524
3/13/2018*	40,000	$80.67	$80.50 to $81.25	11,117,653	46.2%	24,066,524
4/2/2018	11,900	$0.00	-	11,105,753(8)	46.1%	24,099,000
4/3/2018	30,486	$86.08	$85.60 to $86.575	11,075,267	-
4/3/2018	9,514	$86.71	$86.60 to $87.00	11,065,753	45.9%	24,099,000
5/1/2018	20,741	$105.66	$105.05 to $106.025	11,045,012	-	24,099,000
5/1/2018	19,259	$106.29	$106.05 to $106.65	11,025,753	45.8%	24,099,000

(1)	Except for SSARs and Options, which were held and exercised directly by Dr. Wentz, (i) until November 28, 2013 all Shares beneficially owned by the Reporting Persons and/or Gull Holdings were held (and all transactions involving Shares were conducted) directly by Gull Holdings; (ii) on November 29, 2013 Gull Holdings transferred 131,788 Shares to Gull Global and from November 29, 2013 until March 31, 2015, Gull Holdings did not engage in any transactions involving Shares covered by this Schedule 13D and all such transactions were conducted directly by Gull Global; and (iii) on April 1, 2015 Gull Holdings transferred 6,443,322 Shares to Gull Global and since then all Shares beneficially owned by the Reporting Persons have been held (and all transactions involving Shares have been conducted) directly by Gull Global. Gull Holdings or Gull Global, as applicable, and Dr. Wentz shared (or share) the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held directly by Gull Holdings, Ltd. or Gull Global Limited, as applicable, and therefore, Gull Holdings, Ltd. or Gull Global Limited, as applicable, and Dr. Wentz both may be deemed to be the beneficial owners of such Shares. From February 20, 2014 until April 1, 2015, Gull Global Limited was the sole shareholder of Gull Holdings, Ltd. and as a result shared the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held directly by Gull Holdings, Ltd., and therefore Gull Holdings, Ltd. and Gull Global Limited both may be deemed to be the beneficial owners of such Shares. Except as otherwise indicated, all transactions appearing on the table were open market sales.

(2)	In certain cases the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of Shares purchased or sold at each separate price.

(3)	The amounts beneficially owned include Shares subject to SSARs and Options held by Dr. Wentz that as of a relevant “Date of Transaction” were then presently exercisable or exercisable within 60 days, and from November 29, 2013 until March 31, 2015 include Shares owned directly by Gull Global as well as 6,443,322 Shares owned directly by Gull Holdings.

(4)	The securities outstanding (and the Reporting Persons’ beneficial ownership percentages) are based on shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Proxy Statement on Schedule 14A that was most recently filed with the Commission prior to the applicable “Date of Transaction”. For the purpose of computing the Reporting Person’s beneficial ownership percentages the securities outstanding include Shares subject to SSARs and Options held by Dr. Wentz that as of a relevant “Date of Transaction” were then presently exercisable or exercisable within 60 days. The Issuer’s total Shares outstanding decreased from time to time as a result of Issuer share repurchases, and on November 22, 2016 the Issuer effected a two-for-one stock split.

(5)	On July 21, 2008 Dr. Wentz was awarded a grant of Stock-Settled Stock Appreciation Rights (“SSARs”) relating to an aggregate of 500,000 Shares under the Issuer’s 2006 Equity Incentive Award Plan. The SSARs had an exercise price of $26.06, vested 20% annually beginning on April 1, 2008 and had an expiration date of January 21, 2014. On October 21, 2013, the expiration date for unexercised SSARs relating to 100,000 Shares was extended to August 21, 2014. The SSARs were exercised in the following installments and the Shares received were sold in open market transactions on the respective exercise dates: (i) September 14, 2012 – 219,629 SSARs, resulting in receipt of 95,204 Shares; (ii) November 16, 2012 - 129,251 SSARs, resulting in receipt of 53,559 Shares; (iii) November 20, 2012 - 51,120 SSARs, resulting in receipt of 20,774 Shares; (iv) March 3, 2014 - 24,147 SSARs, resulting in receipt of 15,407 Shares; and (v) March 4, 2014 - 75,853 SSARs, resulting in receipt of 48,398 Shares.

(6)	In 2005 Dr. Wentz was awarded a grant of Stock Options (“Options”) for 280,000 Shares under the Issuer’s 2002 Equity Incentive Award Plan. The Options had an exercise price of $39.18, an expiration date of December 3, 2015, and were fully vested on the date of grant. The Options were exercised in the following installments, in cashless exercise transactions: (i) December 4, 2014 – 108,295 Options; (ii) December 5, 2014 – 39,025 Options; (iii) December 8, 2014 – 36,925 Options; and (iv) December 9, 2014 – 95,755 Options.

(7)	The Shares owned and the securities outstanding reflect a 2-for-1 stock split on November 22, 2016.

(8)	Charitable donation.

11

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 1 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 22, 2018

Gull Global Limited

By:	/s/ Sharon Greene-Evans Selwyn Richardson
Name:	Sharon Greene-Evans Selwyn Richardson
Title:	The Authorized Signatories of Baraterre Limited & Tarpumbay Limited Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Myron W. Wentz